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                             FOR IMMEDIATE RELEASE

                      ARKANSAS BEST CORPORATION TO ACQUIRE
                          THE PUBLICLY-HELD SHARES OF
                   TREADCO, INC. FOR $9.00 PER SHARE IN CASH

                     (NASDAQ/NMS: "ABFS"; WWW.ARK BEST.COM)
                     (NASDAQ/NMS: "TRED"; WWW.TREADCO.COM)

         (Fort Smith, Arkansas, March 16, 1999) -- Arkansas Best Corporation
(ABFS) and Treadco, Inc. (TRED) announced today that they have signed a definitive Merger Agreement under which the outstanding shares of Treadco's common stock not owned by Arkansas Best will be acquired for $9.00 per share in cash. Pursuant to the Merger Agreement, Arkansas Best will commence a cash tender offer for all of the Treadco publicly-held shares within five business days. The tender offer is subject to certain conditions, including Arkansas Best owning two-thirds of the outstanding Treadco shares on a fully-diluted basis upon completion of the tender. Arkansas Best currently owns approximately 49% of Treadco (approximately 47% on a fully-diluted basis).

         Following the closing of the tender offer, a wholly-owned subsidiary of Arkansas Best will be merged into Treadco, and Arkansas Best will acquire all of the remaining Treadco shares not tendered for $9.00 per share in cash. The transaction was approved by the Treadco board of directors upon recommendation by a special committee of independent directors of Treadco following the receipt of a fairness opinion from Stephens Inc., independent financial advisors to the special committee.

         Shapiro Capital Management Company, Inc., Treadco's largest independent stockholder, which beneficially owns approximately 22% of Treadco (approximately 21% on a fully diluted basis), previously agreed to support the transaction.

         The foregoing release contains forward-looking statements that are based on current expectations and are subject to a number risks and uncertainties. Consummation of the tender offer and the merger are subject to a number of contingencies including regulatory approval and the satisfaction of certain customary closing conditions.

                                 END OF RELEASE

Arkansas Best Contacts:

    Mr. David E. Loeffler, Vice President, Chief Financial Officer and Treasurer
    Telephone:  (501) 785-6157

    Mr. David Humphrey, Director of Investor Relations
    Telephone:  (501) 785-6200

Treadco Contact:

    Mr. Randall Loyd, Controller
    Telephone:  (501) 788-6463